Exhibit 3.1

AMENDMENT TO

THE AMENDED AND RESTATED BYLAWS

OF

REALD INC.

Pursuant to the approval granted by the Board of Directors of RealD Inc. (the “Corporation”), in a meeting held on November 8, 2015, and the subsequent resolution contained in the minutes of the meeting of the same date, the Bylaws (“Bylaws”) of the Corporation were amended as follows, effective as of the date set forth below:

RESOLVED, that a new Article X be, and hereby is, added to the Corporation’s Bylaws to read as follows:

ARTICLE X – EXCLUSIVE FORUM

Unless the Corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director or officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation arising pursuant to any provision of the General Corporation Law of the State of Delaware or the Certificate of Incorporation or these Bylaws (as either may be amended from time to time), or (iv) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation governed by the internal affairs doctrine, shall be a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware).”

Except as specifically amended herein, all other terms and conditions of the Bylaws shall remain the same and in full force and effect.

November 8, 2015	/s/ Vivian W. Yang
Name: Vivian W. Yang
Title: EVP & General Counsel